SULLIVAN & TRIGGS, LLP

A Registered Limited Liability Law Partnership

1230 Montana Avenue

Suite 201

Santa Monica, California 90403

Telephone: (310) 451-8300

Facsimile: (310) 451-8303

November 10, 2011

Writer's Direct Contact:

(310) 451-8301

ttriggs@sullivantriggs.com

VIA EDGAR AND OVERNIGHT DELIVERY

Susan Block

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Digital Domain Media Group, Inc.

Registration Statement on Form S-1

Originally Filed May 16, 2011

File No. 333-174248

Dear Ms. Block:

On behalf of Digital Domain Media Group, Inc. (the “Company”), we are transmitting for filing Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (File No. 333-174248) (the “Registration Statement”). A courtesy copy of the Amendment will be provided that is marked to show changes from Amendment No. 5 to the Registration Statement as filed with the Securities and Exchange Commission on November 4, 2011.

Should you have any questions or comments regarding the captioned filing, please direct them to the undersigned at (310) 451-8301.

Very truly yours,

/s/ D. Thomas Triggs

D. Thomas Triggs, Esq.

Enclosure

cc: Theresa Messinese

Lyn Shenk

John Dana Brown

Securities and Exchange Commission

John C. Textor, Chief Executive Officer

Jonathan Teaford, Chief Financial Officer

Edwin C. Lunsford, III, General Counsel

Digital Domain Media Group, Inc.

James W. McKenzie, Jr., Esq.

Justin W. Chairman, Esq.

Morgan, Lewis & Bockius LLP

Counsel to the Underwriters

Brian A. Sullivan, Esq.

Owen M. Lewis, Esq.

Sullivan & Triggs, LLP

Counsel to Digital Domain Media Group, Inc.